PUTNAM MUNICIPAL OPPORTUNITIES TRUST
c/o Putnam Investment Management, LLC
100 Federal Street
Boston, Massachusetts 02110

February 27, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:	Chief Accountant
Division of Investment Management

	Re:	Putnam Municipal Opportunities Trust—File No. 811-07626
Request pursuant to Rule 19b-1(e) under the
Investment Company Act of 1940, as amended

This request (including exhibits) consists of 10 pages. The exhibit index is on page 6.

Ladies and Gentlemen:

I.	INTRODUCTION

Putnam Municipal Opportunities Trust, a Massachusetts business trust organized under the laws of The Commonwealth of Massachusetts (the “Fund”), is filing this request pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “1940 Act”).
The Fund, which is registered as a closed-end investment company under the 1940 Act, primarily invests in municipal bonds issued by U.S. states or U.S. territories. The Fund is taxed as a regulated investment company (“RIC”) under Subchapter M of the Internal
Revenue Code of 1986, as amended (the “Code”). The Fund’s inception date was May 28,
1993. The Fund has a fiscal and taxable year ending on April 30 of each year. The total net asset value of the Fund as of April 30, 2018 was $481,133,807.

The Fund is advised by Putnam Investment Management, LLC (“Putnam Management”).
Putnam Management provides day-to-day management for the Fund’s portfolio.

The Fund, because of the circumstances beyond its control described below, proposes to characterize as capital gain dividends within the meaning of section 852(b)(3)(C) of the Code

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certain distributions[1] (or portions thereof) made in respect of the excise period for the twelve months ended October 31, 2018 (“Excise 2018”) on its series B preferred shares of beneficial interest (the “Series B Preferred Shares”) and series C preferred shares of beneficial interest
(the “Series C Preferred Shares” and, together with the Series B Preferred Shares, the
“Preferred Shares”). The Fund declared a capital gain dividend allocable to its common shares of beneficial interest (the “Common Shares”) with an ex-dividend date of December
20, 2018 to shareholders of record on December 21, 2018 in accordance both with Code section 855 in respect of the fiscal year ending April 30, 2018 and Code section 4982 in respect of Excise 2018 (the “Distribution”). The Fund paid the Distribution on January 2,
2019. The Distribution, coupled with the various distributions on the Preferred Shares that are proposed to be characterized as capital gain dividends, would result in the Fund having paid capital gain dividends in excess of the limits of Section 19(b) of the 1940 Act and Rule
19b-1 thereunder. The Fund must characterize as capital gain dividends certain of the prior distributions to the Preferred Shares, along with the Distribution, to avoid the imposition of income tax under Code section 852(b)(3) and to comply with Revenue Ruling 89-81, which requires distributions of different types of income among different classes of shares to be proportional in order for the designation of a distribution as a capital gain dividend to be respected.

II.	THE FUND’S DISTRIBUTIONS

The facts and circumstances which required the Distribution and which require the characterization of certain distributions with respect to the Preferred Shares as capital gain dividends are as follows:

1. The Fund has Common Shares and Preferred Shares outstanding. The Fund pays dividends to holders of its Preferred Shares and normally distributes net capital gains (that is, the excess, if any, of net long-term capital gains over net short-term capital losses) (as
“capital gain dividends”) to holders of Common Shares once a year, usually near the end of the calendar year. Dividends on each class of Preferred Shares are declared and paid, normally at 7-day intervals (a “rate period”), at a rate determined pursuant to an auction conducted on the business day immediately prior to the start of the applicable rate period (the
“Remarketing Procedures”) or, if the remarketing agent is unable to remarket the Preferred
Shares pursuant to the Remarketing Procedures, at the maximum dividend rate (as defined in the Fund’s By-Laws). Because of the failure to remarket the Preferred Shares, the maximum dividend rate is currently the applicable rate.

2. In order to avoid a Fund-level tax, the Fund must distribute all net capital gains realized with resect to each taxable year and with respect to each 12-month period ending on
October 31. As required by Revenue Ruling 89-81, the Fund allocates net capital gains between its Common Shares and Preferred Shares pro rata based on the values of total distributions made to the holders of Common Shares and Preferred Shares, respectively, for the year in which such income is realized.

1 See Exhibit C for additional detail regarding the distributions of capital gain dividends to the Preferred Shares.

3. The Fund realized net capital gains of $7,236,042 during Excise 2018. Although the
Fund monitored the amount of net capital gains realized during Excise 2018, because of the unpredictability of market movements and the need to wait until the end of the calendar year before determining the final amount of net capital gains to be distributed and the appropriate allocation, the Fund did not foresee that the amount of net capital gains realized during the year would necessitate distributions of net capital gains on the Preferred Shares in excess of the limits of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder.

4. The portion of the Fund’s net capital gains realized during Excise 2018 that will be allocated to the Series B Preferred Shares and Series C Preferred Shares is $551,847 and
$511,452, respectively, which will be allocated to the Preferred Shares through the characterization of prior distributions to the holders of Preferred Shares. The Fund will characterize prior distributions to the holders of Preferred Shares using the following methodology: the net capital gains will be allocated equally to the minimum number of distributions necessary to cover the net capital gains allocable to the Preferred Shares. Using this methodology, 18 distributions with respect to each of Series B Preferred Shares and
Series C Preferred Shares (for a total of 36 distributions with respect to the Preferred Shares)
will be characterized as having consisted, in part, of capital gain dividends.[2]

5. The portion of the Fund’s net capital gains for Excise 2018 that will be allocated to the Common Shares amounts to $6,172,743. In order to distribute these gains fully, the Fund paid the Distribution on January 2, 2019.

6. In light of the Distribution and the proposed characterizations of prior distributions to the Preferred Shares, a total of 18 distributions per class of Preferred Shares (36 distributions in total) of net capital gains in respect of Excise 2018 will be needed to distribute the full amount of net capital gains allocable to the Preferred Shares.

III. REQUEST FOR RELIEF

For the foregoing reasons, the Fund requests authorization to characterize as capital gain dividends the minimum number of distributions to holders of the Preferred Shares necessary to distribute the full amount of net capital gains allocable to the Preferred Shares in respect of
Excise 2018. It should be recognized that, although Section 19(b) of the 1940 Act and Rule
19b-1 thereunder serve very important purposes, there are some situations where tax rules mandated under the Code could require specific characterizations of the tax character of prior distributions.

2 See Exhibit C for additional detail regarding the distributions of capital gain dividends to the Preferred Shares.

Section 19(b) of the 1940 Act provides that:

It shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in Title 26, more often than once every twelve months (emphasis added).

As a result, we believe that relief is justified under Rule 19b-1(e) under the 1940 Act. As discussed above, a portion of 36 prior distributions to the Preferred Shares will be characterized as capital gain dividends and the need to so characterize such distributions was unforeseen when the distributions were made.

Further, as discussed above, a failure to properly report and treat the distributions as capital gain dividends for tax purposes would result in taxation at the Fund level, potential penalties to the Fund for incorrect Form 1099-DIV reports, and unfavorable tax treatment for
Fund shareholders. As a result, an application of Rule 19b-1(e) in the current situation would be consistent with the goal of protecting investors under Section 19(b) of the 1940 Act.

Pursuant to Rule 19b-1(e) under the 1940 Act, this request will be deemed granted unless the Commission, within 15 days after the filing of this request, denies the request as not being necessary or appropriate in the public interest or for the protection of investors and notifies the Fund in writing of such denial.

The undersigned officer of the Fund is authorized to file this request under Rule
19b-1(e) pursuant to the Fund’s By-Laws and resolutions approved by a majority of the
Board of Trustees of the Fund at a meeting held on February 21, 2019, attached hereto as
Exhibit B.

The verification required by Rule 0-2 is attached hereto as Exhibit A.

If you have any questions regarding this request, please do not hesitate to contact Venice
Monagan, Esq. of Putnam Management at (617) 760-2577.

[The remainder of this page has been left blank intentionally.]

A copy of the Amended and Restated Agreement and Declaration of Trust, as amended, of the Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is given that this instrument is executed on behalf of the Fund by an officer of the Fund as an officer and not individually and the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

Sincerely yours,

/s/ Jonathan S. Horwitz
Jonathan S. Horwitz
Executive Vice President and Principal Executive
Officer
Putnam Municipal Opportunities Trust

cc:	Venice Monagan, Esq., Counsel, Putnam Investment Management, LLC
James E. Thomas, Esq., Ropes & Gray LLP
Bryan Chegwidden, Esq., Ropes & Gray LLP

Exhibits to Request

The following materials are made a part of the request and are attached hereto:

Designation	Document

Exhibit A	Verifications

Exhibit B	Resolutions of the Board of Trustees of Putnam
Municipal Opportunities Trust

Exhibit C	Dividend Distributions with respect to Preferred Shares

Exhibit A

Verification of Putnam Municipal Opportunities Trust

The undersigned states that he has duly executed the attached request dated February 27,
2019 for and on behalf of Putnam Municipal Opportunities Trust (the “Fund”) in his capacity as Executive Vice President and Principal Executive Officer of the Fund and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jonathan S. Horwitz
Name:	Jonathan S. Horwitz
Title:	Executive Vice President and Principal
Executive Officer

Exhibit B

Votes of the Board of Trustees of Putnam Municipal Opportunities Trust

VOTED:	That the officers and agents of Putnam Municipal Opportunities Trust (the
“Fund”) be, and they are, authorized and directed to file with the Securities and Exchange Commission a request for authorization, pursuant to Rule 19b-
1(e) under the 1940 Act, for the Fund to make one or more capital gain distributions which would otherwise be prohibited by Rule 19b-1, and that each of the officers and agents of the Fund, acting alone, is authorized, empowered, and directed on behalf of the Fund to cause to be prepared, executed and filed with the Securities and Exchange Commission any and all amendments of and exhibits to the request, to be in such form as the officers or agents of the Fund shall approve, such approval to be conclusively evidenced by their filing thereof.

VOTED:	That each officer and agent of the Fund, acting with advice of counsel, be, and is, authorized and empowered to make such changes as may be necessary by reason of any comment on such materials by the Securities and Exchange
Commission or for any other reason deemed appropriate by the officers or agents of the Fund.

VOTED:	That each officer and agent of the Fund, acting alone, be, and is, authorized, empowered and directed to take any and all additional acts and to prepare, execute and deliver any and all other agreements, documents, instruments and certificates, as they, or any of them acting alone deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of such actions and the preparation, execution and delivery of such agreements, documents, instruments and certificates.

Exhibit C

	Distributions with respect to
	Series B Preferred Shares

#	Date Payable	Total Dividend	Portion Characterized as
			Capital Gain Dividend
1	5/22/2018	$39,429.96	$30,658.16
2	7/3/2018	$39,199.88	$30,658.15
3	7/10/2018	$39,429.96	$30,658.15
4	8/28/2018	$40,724.16	$30,658.15
5	9/4/2018	$40,925.48	$30,658.15
6	9/11/2018	$40,494.08	$30,658.15
7	9/18/2018	$38,969.80	$30,658.15
8	9/25/2018	$38,969.80	$30,658.15
9	10/9/2018	$40,494.08	$30,658.15
10	10/16/2018	$39,861.36	$30,658.15
11	10/23/2018	$39,976.40	$30,658.15
12	10/30/2018	$40,724.16	$30,658.15
13	11/6/2018	$41,356.88	$30,658.15
14	11/13/2018	$41,586.96	$30,658.15
15	11/20/2018	$41,817.04	$30,658.15
16	11/27/2018	$42,679.84	$30,658.15
17	12/4/2018	$43,312.56	$30,658.15
18	12/11/2018	$43,312.56	$30,658.15

Distributions with respect to
Series C Preferred Shares

#	Date Payable	Total Dividend	Portion Characterized as
			Capital Gain Dividend
1	7/6/2018	$36,620.10	$28,413.99
2	7/13/2018	$36,620.10	$28,413.99
3	8/24/2018	$37,822.95	$28,413.99
4	8/31/2018	$38,010.06	$28,413.99
5	9/7/2018	$37,609.11	$28,413.99
6	9/14/2018	$36,192.42	$28,413.99
7	9/21/2018	$36,192.42	$28,413.99
8	10/5/2018	$37,609.11	$28,413.99
9	10/12/2018	$37,021.05	$28,413.99
10	10/19/2018	$37,127.97	$28,413.99
11	10/26/2018	$37,822.95	$28,413.99
12	11/2/2018	$38,411.01	$28,413.99
13	11/9/2018	$38,624.85	$28,413.99
14	11/16/2018	$38,838.69	$28,413.99
15	11/23/2018	$39,640.59	$28,413.99
16	11/30/2018	$39,640.59	$28,413.99
17	12/7/2018	$40,228.65	$28,413.99
18	12/14/2018	$40,228.65	$28,413.99

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